Exhibit 11.1

GREENPOINT FINANCIAL CORP. AND SUBSIDIARIES

Exhibit 11.1

Statement Regarding Computation of Per Share Earnings

	Quarter Ended March 31,
(In millions, except per share amounts)	2002	2001

Net income from continuing operations	$120	$73
Net income from discontinued operations	2	5
Net income	$122	$78

Weighted average number of common shares outstanding during each period – basic	88.8	88.3

Effect of dilutive securities – stock options	2.5	2.2

Weighted average number of common shares and common stock equivalents outstanding during each period – diluted	91.3	90.5

Basic earnings per share:
Net income from continuing operations	$1.36	$0.83
Net income from discontinued operations	0.01	0.05
Net income	$1.37	$0.88

Diluted earnings per share:
Net income from continuing operations	$1.32	$0.81
Net income from discontinued operations	0.01	0.05
Net income	$1.33	$0.86